UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

August 8, 2023

___________________________

Commission File Number: 001-41676
____________________________________________

Himalaya Shipping Ltd.

(Translation of Registrant’s name into English)
____________________________________________

S.E. Pearman Building
2nd Floor 9 Par-la-Ville Road
Hamilton HM11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Yes ☒ No ☐

1

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included in this Report on Form 6-K is our Unaudited Condensed Consolidated Financial Statements for the three months and six months ended June 30, 2023.

Exhibits.

Exhibit	Description

99.1	Unaudited Condensed Consolidated Financial Statements for the three months and six months ended June 30, 2023

2

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Himalaya Shipping Ltd.
(Registrant)

	By:	/s/ Herman Billung
	Name:	Herman Billung
August 8, 2023	Title:	Chief Executive Officer

3

UNAUDITED INTERIM FINANCIAL REPORT

Forward-Looking Statements

This document and any other written or oral statements made by us in connection with this document may include forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933 that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

You can identify these forward-looking statements by words or phrases such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “goals,” “intend,” “may,” “likely to” “plan,” “should,” “potential,” “will,” or other similar expressions. These forward-looking statements include statements about plans, objectives, goals, strategies, future events or performance, outlook, prospects, contracts to acquire newbuilding vessels and associated financing agreements, the terms of our charter, and the statements in this document under the heading “Going Concern” in Note 1 of the Unaudited Condensed Consolidated Financial Statements for the three months and six months ended June 30, 2023 (the “Unaudited Consolidated Financial Statements”).

These forward-looking statements are not statements of historical facts and are based upon current estimates, expectations, beliefs, and various assumptions, many of which are based, in turn, upon further assumptions, and a number of such assumptions are beyond our control. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Numerous factors, risks and uncertainties that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements include:

•general economic, political and business conditions;
•general dry bulk market conditions, including fluctuations in charter hire rates and vessel values;
•our ability to complete the purchase of the vessels we have agreed to acquire;
•our ability to meet the conditions and covenants in our financing agreements;
•changes in demand in the dry bulk shipping industry, including the market for our vessels;
•changes in the supply of dry bulk vessels;
•our ability to successfully employ our dry bulk vessels and the terms of future charters;
•changes in our operating expenses, including fuel or bunker prices, dry docking and insurance costs;
•compliance with, and our liabilities under, governmental, tax environmental and safety laws and regulations;
•changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities;
•potential disruption of shipping routes due to accidents or political events;
•our ability to procure or have access to financing and to refinance our debt as it falls due;
•our continued borrowing availability under our sale leaseback agreements in connection with our vessels and compliance with the financial covenants therein;
•fluctuations in foreign currency exchange rates;
•potential conflicts of interest involving members of our board and management and our significant shareholder;
•our ability to pay dividends;
•risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change;
•other factors that may affect our financial condition, liquidity and results of operations; and
•other risks described under “Risk Factors” in our registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 30, 2023.

The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this report should not be construed as exhaustive. Any forward-looking statements that we make in this report speak only as of the date of such statements and we caution readers of this report not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update or revise any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made.

Management Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2023 and 2022. Unless the context indicates otherwise, the term “Himalaya Shipping” refers to Himalaya Shipping Ltd. and the terms “Company”, “we”, “Group”, “our” and words of similar import refer to Himalaya Shipping and its consolidated companies. The use herein of such terms as “group”, “organization”, “we”, “us”, “our” and “its” or references to specific entities, is not intended to be a precise description of corporate relationships. Unless otherwise indicated, all references to "US$" and "$" in this report are to U.S. dollars. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our operating and financial review and prospects, including definitions of certain terms used herein, please see our registration statement on Form F-1/A filed with the SEC on March 30, 2023.

Overview

We are a bulk carrier company with five vessels that have been delivered and are in operation, and contracts to acquire an additional seven vessels under construction, which when delivered will give us a fleet of 12 Newcastlemax dry bulk vessels in the range of 210,000 dwt. Our vessels are equipped with the latest generation dual fuel LNG technology, with fuel-saving devices and exhaust gas cleaning systems or “scrubbers”, which we believe will make our vessels more fuel efficient, more cost effective, and environmentally friendly as compared to older dry bulk vessels without these features.

We expect the dual fuel capability to be a benefit when LNG is economical to use, and LNG has been recently bunkered on two of our vessels.

Recent and Other Developments

See below a description of certain developments that have occurred since June 30, 2023:

Delivery of Vessel

The Company has taken delivery of the fifth newbuilding vessel, “Mount Matterhorn”, from New Times Shipyard in July 2023 and the time charter with the charterer commenced shortly thereafter.

LNG Bunkering

In July 2023, the charterers of “Mount Norefjell” and “Mount Matterhorn” elected to bunker LNG on these vessels. The LNG bunker operations were completed successfully.

Operating and Financial Review

Set forth below is selected financial information for the six months ended June 30, 2023 and 2022.

	Six months ended June 30,
In $ millions	2023	2022	Change	% Change
Total operating revenues	8.2	—	8.2	100%

Vessel operating expenses	(2.0)	—	(2.0)	100%
Voyage expenses and commission	(0.2)	—	(0.2)	100%
General and administrative expenses	(1.8)	(1.0)	(0.8)	80%
Depreciation and amortization	(2.4)	—	(2.4)	100%
Total operating expenses	(6.4)	(1.0)	(5.4)	540%
Operating income / (loss)	1.8	(1.0)	2.8	(280)%
Total financial expenses, net	(2.9)	—	(2.9)	100%
Net Income / (loss) before income taxes	(1.1)	(1.0)	(0.1)	10%
Income tax expense	—	—	—	—%
Net loss	(1.1)	(1.0)	(0.1)	10%

Six months ended June 30, 2023 compared with the six months ended June 30, 2022

Net loss increased by $0.1 million to $1.1 million for the six months ended June 30, 2023 compared to $1.0 million in the same period in 2022. The increase in net loss is primarily a result of the following:

Total operating revenues:

Time charter revenue increased by $8.2 million or 100%. During the six months ended June 30, 2023, the Company took delivery of the first four dual fuel Newcastlemax vessels: “Mount Norefjell”, “Mount Ita”, “Mount Etna” and “Mount Blanc”. All vessels commenced operation shortly after their respective deliveries. During the period, the vessels earned an average daily time charter equivalent (“TCE”) earnings, gross of $25,700/day, operating for a total of 330 days across the fleet.

Set forth below is a reconciliation of average TCE earnings gross (unaudited) to total operating revenues for the periods presented. See "Non-GAAP Financial Measures".

In $ millions, except TCE earnings and number of days	Six months ended June 30,
	2023	2022	Change	% Change
Total operating revenues	8.2	—	8.2	100%
Add: Address commissions	0.3	—	0.3	100%
Total operating revenues, gross	8.5	—	8.5	100%
Fleet operational days	330	—	330	100%
Average Daily TCE earnings Gross	25,700	—	25,700	100%

Voyage expenses and commission:

Voyage expenses and commission increased by $0.2 million or 100%. The increase is a result of the first four vessels being delivered during the six months ended June 30, 2023, and commencing operations shortly after their respective deliveries. Voyage expenses and commission is mainly comprised of brokers’ commissions.

Vessel operating expenses:

Vessel operating expenses increased by $2.0 million or 100%. The increase is a result of the first four vessels being delivered during the six months ended June 30, 2023, and commencing operations shortly after their respective deliveries. Vessel operating expenses include, among others, crew costs, insurance, spares, lube oils and management fees. The average vessel operating expense per day across the fleet was $6,200 per day for the six months ended June 30, 2023.

Average vessel operating cost per day is calculated by dividing vessel operating expenses by the number of calendar days the fleet operated in the six months ended June 30, 2023 of 330 days.

General and administrative expenses:

General and administrative expenses increased by $0.8 million or 80%. The increase is primarily a result of an increase in administrative costs upon completion of the Company’s U.S. Initial Public Offering in April 2023 (the “IPO”). This resulted in increases in Directors and Officers Liability insurance of $0.3 million, an increase in management fees from 2020 Bulkers Management AS of $0.2 million and an increase in director and employee costs of $0.2 million.

Depreciation and amortization:

Depreciation and amortization increased by $2.4 million or 100%. During the six months ended June 30, 2023, the Company took delivery of the first four dual fuel Newcastlemax vessels and commenced depreciation on the vessels.

Total financial expenses, net:

Set forth below is a breakdown of our total financial expenses, net for the periods presented.

	Six months ended June 30,
In $ millions	2023	2022	Change	% Change
Interest income	0.3	—	0.3	100%
Interest expense, net of amounts capitalized	(2.9)	—	(2.9)	100%
Other financial expenses, net	(0.3)	—	(0.3)	100%
Total financial expenses, net	(2.9)	—	(2.9)	100%

Interest income increased by $0.3 million or 100%. The overall increase is a direct result of the income earned on the net proceeds from the IPO.

Interest expense, net of amounts capitalized, increased by $2.9 million or 100%. Upon delivery of the four vessels during the six months ended June 30, 2023, they were sold to special purpose vehicles (“SPV’s”) owned by AVIC and each SPV leased the vessel back to the Company under bareboat charters. There was no interest expense recognized in the six months ended December 31, 2022 as all assets were under construction.

Other financial expenses net increased by $0.3 million or 100%. The increase is primarily a result of the write-off of the deferred finance charges associated with “Mount Bandeira” and “Mount Hua”, following the novation of their sale and leaseback financing arrangements from subsidiaries of CCB Financial Leasing Company Limited (“CCBFL”) to subsidiaries of Jiangsu Financial Leasing Co. Ltd. (“Jiangsu”). The novation was deemed to be an extinguishment of the existing liability with CCBFL, thus, the deferred finance charges were written off.

EBITDA: EBITDA increased by $5.2 million to $4.2 million for the six months ended June 30, 2023 compared to a loss of $1.0 million for the same period in 2022. EBITDA is a non-GAAP measure. We present EBITDA because we believe this measure increases comparability of total business performance from period to period and against the performance of other companies. Set forth below is a reconciliation of EBITDA to net loss for the periods presented. See "Non-GAAP Financial Measures".

	Six months ended June 30,
In $ millions	2023	2022	Change	% Change
Net loss	(1.1)	(1.0)	(0.1)	10%
Depreciation and amortization	2.4	—	2.4	100%
Total financial expenses, net	2.9	—	2.9	100%
Income tax	—	—	0	100%
EBITDA	4.2	(1.0)	5.2	(520)%

Liquidity and Capital Resources

In April 2023, the Company completed its IPO in the U.S, with a listing on the New York Stock Exchange (NYSE), issuing 7,720,000 common shares at a public offering price of $5.80 per common share and subsequently issuing an additional 910,000 common shares in a partial exercise of the over-allotment option in May 2023. The Company’s shares also continue to trade in the Euronext Expand, operated by the Oslo Stock Exchange, under the ticker HSHP. Gross proceeds from the offering amounted to $50.0 million and net proceeds amounted to $44.9 million which was used for general corporate purposes, which included funding acquisitions of vessels on order, repayment of indebtedness and funding our working capital needs.

Borrowing Activities

As of June 30, 2023, we had principal debt outstanding of $319.4 million, of which $5.8 million and $8.5 million are payable in 2023 and the first half of 2024, respectively.

Set forth below is a summary of our key financing facilities in place during the six months ended June 20, 2023.

AVIC – Sale leaseback financing arrangements

The Company has entered into sale leaseback transactions accounted for as financing transactions. In February 2022, the Company entered into sale leaseback arrangements with AVIC for the first four newbuildings “Mount Norefjell”, “Mount Ita”, “Mount Etna”, and “Mount Blanc” which have been delivered from New Times Shipyard. Pursuant to the lease financing, Himalaya Shipping received pre-delivery financing at a fixed interest rate of 5% per annum for the third and fourth pre-delivery installments ($6.8 million paid for each of the third and fourth installments). As security for the pre-delivery financing, the Company entered into an agreement to assign in favor of AVIC the first four newbuilding contracts (Carrying value of Newbuildings financed by AVIC was $84.8 million as of December 31, 2022) and the related refund guarantees, as well as a parent company guarantee from the Company, share pledges over the related subsidiaries, and account pledges over the related subsidiaries’ bank accounts. Upon delivery of the relevant vessels from New Times Shipyard, the vessels were sold to companies owned and designated by AVIC. The vessels were delivered in 2023 and chartered back on seven-year bareboat charters which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is at a price of $56.9 million and then declining to $47.2 million after year 7.

In February 2023, the sale leaseback agreements for the first four .newbuildings were amended whereby AVIC has agreed to finance 90% of the sixth installments on the newbuilding contracts or $2.2 million for each vessel relating to the cost of installing scrubbers on each vessel. This is repayable in advance in 12 quarterly installments of $180,000 for each vessel, together with interest calculated as: a) LIBOR plus a margin of 4.5% for the period until June 30, 2023; and b) Overnight SOFR plus a margin of 4.5% and credit adjustment spread of 0.26161% from July 1, 2023.

Under the relevant financing agreements, payment of dividends or making of other distributions from each relevant subsidiary to the Company will only be allowed if immediately following such payment or distribution there will be maintained in the bank account an amount no less than the higher of (a) $3.6 million and (b) the aggregate of the hire and the operating expenses for the vessel that are payable within the next six months.

The fixed price purchase options and a cash penalty of $25.0 million per vessel for not exercising any of the purchase options under the sale leaseback transaction results in a failed sale leaseback and the transaction has been accounted for as a financing transaction.

In the six months ended June 30, 2023, the Company has drawn $200.0 million (2022: $27.2 million) on the financing to pay scheduled delivery installments for the first four newbuildings. The carrying value of Vessels and equipment financed by AVIC is $286.8 million as of June 30, 2023. The balance under the facility was $250.8 million and $54.3 million as of June 30, 2023 and December 31, 2022, respectively.

CCBFL – Sale leaseback financing arrangements

In April 2022, the Company entered into sale leaseback arrangements with CCBFL for newbuildings “Mount Matterhorn”, “Mount Neblina”, “Mount Bandeira”, “Mount Hua”, “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai” to be delivered from New Times Shipyard. Pursuant to the lease financing, CCBFL is to provide pre-delivery financing at a fixed interest rate of 5% per annum for the third and fourth pre-delivery installments ($6.8 million and $6.9 million to be paid for each of the third and fourth installment for newbuildings “Mount Matterhorn”, “Mount Neblina”, “Mount Bandeira”, “Mount Hua” and “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”, respectively. As security for the pre-delivery financing, the Company has entered into an agreement to assign in favor of CCBFL the first four newbuilding contracts and the related refund guarantees, as well as a parent company guarantee from the Company, share pledges over the related subsidiaries, and account pledges over the related subsidiaries’ bank accounts. Upon delivery of the relevant vessels from New Times Shipyard, the vessels will be sold to companies owned and designated by CCBFL. The financing amount for each vessel to be delivered is the lower of 90% of the newbuilding contract price and $63.0 million. The vessels will be chartered back on seven-year bareboat charters which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is $56.0 million declining to $46.0 million after year 7.

The fixed price purchase options under the sale leaseback transaction results in a failed sale leaseback and the transaction is accounted for as a financing transaction.

During the six month period ended June 30, 2023, the Company has drawn $20.6 million (2022: $6.8 million) on the financing to pay scheduled pre-delivery installments. The balance under the facility was $41.2 million and $20.5 million as of June 30, 2023 and December 31, 2022, respectively. The carrying value of Newbuildings financed by CCBFL is $101.1 million and $91.3 million as of June 30, 2023 and December 31, 2022, respectively.

Each subsidiary under the CCBFL sale leaseback arrangement shall procure that at any time during the period from the date falling 180 days from the delivery of each newbuilding, there is maintained in the bank account an amount not less than the bareboat hire that will accrue within the next three months which amounts to approximately $1.5 million.

Jiangsu – Sale leaseback financing arrangements

In December 2022, the Company, CCBFL and Jiangsu entered into novation and assignment agreements to transfer and assign all of CCBFL’s rights and obligations to Jiangsu under the corresponding sale leaseback arrangements for newbuildings “Mount Bandeira” and “Mount Hua”. The novation has been accounted for as a debt extinguishment. The transfer was effective in March 2023. The terms under the sale leaseback arrangement remain unchanged. Following the novations, the Company drew down $27.4 million from Jiangsu for installment payments on the “Mount Hua” and “Mount Bandeira” in the period ended June 30, 2023. The balance under the facility was $27.4 million and $nil as of June 30, 2023 and December 31, 2022, respectively.

The bareboat rate per day under the sale leaseback arrangements is fixed for the bareboat period and the average bareboat rate per day for the sale leaseback arrangements with AVIC, CCBFL and Jiangsu is $16,567. Bareboat payments are paid quarterly in advance under the arrangement with AVIC and quarterly in arrears under the arrangements with CCBFL and Jiangsu. The Company has classified the estimated amortization of the bareboat payments due within twelve months from June 30, 2023 as “Current portion of long-term debt” on the “Consolidated Balance sheet”.

Drew Holdings Ltd. (“Drew”) – Revolving Credit facility

The Company entered into a $15.0 million revolving credit facility agreement with Drew. The facility is an unsecured revolving credit facility, which is interest-bearing at a rate of LIBOR for the applicable interest periods under the facility, plus a margin of 8% p.a. The agreement provides that upon termination of the publication of LIBOR, the parties shall agree on an alternative reference rate to replace it. The facility is available to the Company until December 31, 2023 and must be repaid latest on December 31, 2024. In December 2022, the Company drew $1.0 million on the Revolving Credit Facility with Drew, which is a significant shareholder in the Company (the “Drew RCF”). The amount is recorded as “Amounts due to related parties” in the Unaudited Consolidated Balance Sheet - please refer to Note 15 in the Notes to the Unaudited Consolidated Financial Statements. This amount was fully repaid in the six month period ended June 30, 2023. As of June 30, 2023, the Company has $15.0 million available to drawdown from this facility.

DNB Bridge Facility

In March 2023, the Company entered into an unsecured bridge facility with DNB Markets as arranger and DNB Bank ASA as lender and agent (the “Bridge Facility”), for a maximum amount of $15.0 million for general corporate purposes with a maturity date of September 1, 2023. Amounts outstanding under the Bridge Facility bear interest at SOFR plus a margin of 6% per annum. The Company drew down $7.5 million in March 2023 which it fully repaid in April 2023 from the proceeds of the IPO. Subsequently, the Bridge Facility was terminated in April 2023.

Cash Flows

The table below sets forth cash flow information for the periods presented.

In $ millions	Six months ended June 30, 2023	Six months ended June 30, 2022	Change	% Change
Net cash used in operating activities	(3.5)	(1.2)	(2.3)	192%
Net cash used in investing activities	(256.6)	(35.6)	(221.0)	621%
Net cash provided by financing activities	284.0	29.6	254.4	859%
Net (decrease)/increase in cash and cash equivalents and restricted cash	23.9	(7.2)	31.1	(432)%
Cash and cash equivalents and restricted cash at beginning of period	0.3	11.3	(11.0)	(97)%
Cash and cash equivalents and restricted cash at end of period	24.2	4.1	20.1	490%

Operating Activities

Net cash used in operating activities increased by $2.3 million to $3.5 million for the six months ended June 30, 2023 compared to $1.2 million for the same period in 2022, primarily due to the timing of working capital movements, mainly:

•settlement of support fees under our Corporate Support Agreement with Magni Partners (Bermuda) Ltd. of $2.7 million due upon delivery of the first four vessels, which equals the aggregate agreed address commissions payable to our relevant subsidiaries in connection with the first four vessels, which were agreed with New Times Shipyard, before we issued shares to external investors; and

•an increase in other current assets due to prepayment of interest on the sale leaseback financing associated with the four vessels that have been delivered of $2.1 million, prepayment of insurance associated with the four vessels currently delivered and operating of $0.8 million and prepayment of Directors and Officers’ Liability insurance of $0.7 million.

Investing Activities

Net cash used in investing activities of $256.6 million for the six months ended June 30, 2023 and $35.6 million for the six months ended June 30, 2022 is comprised of:

2023
•$27.5 million for the third installment payments for “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”;
•$20.5 million for the fourth installment payments for “Mount Neblina”, “Mount Bandeira”and “Mount Hua”;
•$199.5 million for the fifth and sixth installment payments for “Mount Norefjell”, “Mount Ita”, “Mount Etna” and “Mount Blanc”; and
•$9.1 million in newbuilding supervision fees and capitalized interest.

2022
•$34.0 million for the third installment payments for “Mount Matterhorn”, “Mount Ita”, “Mount Blanc”, “Mount Norefjell” and “Mount Etna”; and
•$1.6 million in newbuilding supervision fees and capitalized interest.

Financing Activities

Net cash provided by financing activities of $284.0 million for the six months ended June 30, 2023 and $29.6 million for the six months ended June 30, 2022, is a result of:

2023

Cash generated of:
•$46.2 million for the proceeds, net of paid transaction costs such as underwriters’, listing, audit and legal fees, from our IPO in April 2023, including proceeds from the subsequent partial exercise of the over-allotment option;
•$200.0 million drawn down under the sale leaseback financing with AVIC;
•$27.4 million drawn down as pre-delivery financing from Jiangsu Financial Leasing;
•$20.6 million drawn down as pre-delivery financing from CCB Financial Leasing; and
•$7.5 million was drawn down under the DNB Bridge Facility in March 2023 and subsequently repaid in April 2023 following the IPO.

Partially offset by:
•payment of deferred financing charges of $5.7 million;
•payments of installments on the sale leaseback financing with AVIC of $3.6 million; and
•repayment of the Drew RCF of $2.0 million, following an additional drawdown of $1.0 million in the six month period ended June 30, 2023.

2022

Cash generated of:
•$27.2 million drawn down as pre-delivery financing from AVIC; and
•$6.8 million drawn down as pre-delivery financing from CCBFL.

Partially offset by payment of deferred financing charges of $4.8 million.

Going Concern Assumption

The Company previously concluded in its consolidated financial statements for the period ending December 31, 2022, that a substantial doubt existed over the Company’s ability to continue as a going concern due to its dependence on debt and equity financing to finance the scrubber installation under the current newbuilding contracts for the vessels and working capital requirements. In April 2023, the Company, in its US IPO, issued 8,630,000 common shares (including 910,000 shares in the subsequent exercise of the over-allotment option) at $5.80 per share which generated net proceeds of $44.9 million. Also, additional financing under the existing sale leaseback arrangement with AVIC was obtained to finance the scrubber installation on the first four vessels. We expect that the net proceeds from the IPO will enable the Company to finance working capital requirements and the scrubber installation on the remaining eight vessels. As a result, we believe the prior conclusion on March 30, 2023 of substantial doubt over going concern has been alleviated.

Refer to Note 1 of our Unaudited Consolidated Financial Statements included herein for our going concern assessment.

Non-GAAP Financial Measures

In addition to disclosing financial results in accordance with U.S. GAAP, this report contains references to the non-GAAP financial measures, EBITDA and Average TCE Earnings, Gross. We believe that these non-GAAP financial measures provide useful supplemental information about the financial performance of our business, enables comparison of financial results between periods where certain items may vary independent of business performance, and allows for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

The non-GAAP financial measure should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies and may not be comparable with similarly titled measures and disclosures used by other companies.

Non-GAAP Measure	Closest Equivalent to GAAP Measure	Definition	Rationale for Presentation of this non-GAAP Measure
Average TCE Earnings, Gross	Total operating revenues	Time charter revenues and voyage charter revenues, add back address commission, and divided by operational days.	Provides additional meaningful information for investors to analyze our fleets' daily income performance.
EBITDA	Net loss	Net loss adjusted for: depreciation of vessels and equipment; total financial expenses, net; and income tax expense.	Increases the comparability of total business performance from period to period and against the performance of other companies by removing the impact of depreciation, financing and tax items.

We believe average TCE revenues provides additional meaningful information for investors to analyze our fleets’ daily income performance.

We believe that EBITDA improves the comparability of period-to-period results and is representative of our underlying performance, although EBITDA has significant limitations, including not reflecting our cash requirements for taxes, working capital or debt service.

Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP.

Himalaya Shipping Ltd.

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Operations
(In $ millions except share and per share data)

	Notes	Three months ended June 30, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
Operating revenues
Time charter revenues	8	6.7	—	8.2	—
Total operating revenues		6.7	—	8.2	—

Operating expenses
Vessel operating expenses		(1.8)	—	(2.0)	—
Voyage expenses and commissions		(0.2)	—	(0.2)	—
General and administrative expenses		(1.2)	(0.6)	(1.8)	(1.0)
Depreciation and amortization	11	(2.0)	—	(2.4)	—
Total operating expenses		(5.2)	(0.6)	(6.4)	(1.0)

Operating profit (loss)		1.5	(0.6)	1.8	(1.0)

Financial income (expenses), net
Interest income		0.3	—	0.3	—
Interest expense, net of amounts capitalized	7	(2.6)	—	(2.9)	—
Other financial expenses, net		(0.3)	—	(0.3)	—
Total financial expenses, net		(2.6)	—	(2.9)	—

Net loss before income tax		(1.1)	(0.6)	(1.1)	(1.0)
Income tax (expense) / credit	5	—	—	—	—
Net loss attributable to shareholders of Himalaya Shipping Ltd.		(1.1)	(0.6)	(1.1)	(1.0)
Total comprehensive loss attributable to shareholders of Himalaya Shipping Ltd.		(1.1)	(0.6)	(1.1)	(1.0)

Basic and diluted loss per share	6	(0.03)	(0.02)	(0.03)	(0.03)

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Himalaya Shipping Ltd.
Unaudited Consolidated Balance Sheets
(In $ millions except share and per share data)

	Notes	June 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	13	24.2	0.3
Trade receivables	13	0.3	—
Other current assets	9	4.9	1.4
Total current assets		29.4	1.7

Non-current assets
Newbuildings	10	143.6	176.1
Vessels and equipment, net	11	286.8	—
Total non-current assets		430.4	176.1
Total assets		459.8	177.8

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Current portion of long-term debt	12	13.0	7.0
Trade payables	13	2.8	14.9
Accrued expenses		2.7	1.1
Amounts due to related parties	15	—	2.7
Other current liabilities		0.2	0.3
Total current liabilities		18.7	26.0

Non-current liabilities
Long-term debt	12	292.9	60.5
Amounts due to related parties	15	—	1.0
Other non-current liabilities	10	13.8	—
Total non-current liabilities		306.7	61.5
Total liabilities		325.4	87.5
Commitment and contingencies

Shareholders’ Equity
Common shares of par value $1.0 per share: authorized 140,010,000 (2022: 140,010,000) shares, issued and outstanding 40,782,857 (2022: 32,152,857) shares	16	40.8	32.2
Additional paid-in capital		97.7	61.1
Retained loss		(4.1)	(3.0)
Total shareholders’ equity		134.4	90.3
Total liabilities and shareholders’ equity		459.8	177.8

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Cash Flows
(In $ millions except share and per share data)

	Notes	Three months ended June 30, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
Cash Flows from Operating Activities
Net loss		(1.1)	(0.6)	(1.1)	(1.0)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash compensation expense related to stock options		0.1	0.1	0.3	0.2
Depreciation of vessels	11	2.0	—	2.4	—
Amortization of deferred finance charges		0.5	—	0.7	—

Change in assets and liabilities:
Accounts receivable		(0.3)	—	(0.3)	—
Amounts due to/from related parties	15	(2.7)	—	(2.7)
Accounts payable		(1.7)	(0.1)	0.6	(0.4)
Accrued expenses		(0.3)	0.1	0.2	0.1
Other current and non-current assets		(0.9)	—	(3.5)	(0.3)
Other current and non-current liabilities		(1.6)	—	(0.1)	0.2
Net cash used in operating activities		(6.0)	(0.5)	(3.5)	(1.2)

Cash Flows from Investing Activities
Additions to newbuildings		(125.8)	(14.4)	(256.6)	(35.6)
Net cash used in investing activities		(125.8)	(14.4)	(256.6)	(35.6)

Cash Flows from Financing Activities
Proceeds from issuance of common shares, net of paid issuance costs	16	46.2	—	46.2	—
Proceeds from issuance of long-term and short-term debt	12	120.4	13.6	255.6	34.4
Deferred loan costs paid		(1.7)	(1.8)	(5.7)	(4.8)
Proceeds from issuance of long-term debt from related party	12	—	—	1.0	—
Repayment of long-term debt from related party	15	—	—	(2.0)	—
Repayment of long-term debt		(2.4)	—	(3.6)	—
Repayment of short-term debt	12	(7.5)	—	(7.5)	—
Net cash provided by financing activities		155.0	11.8	284.0	29.6

Net (decrease)/increase in cash, cash equivalents and restricted cash		23.2	(3.1)	23.9	(7.2)
Cash, cash equivalents and restricted cash at the beginning of the period		1.0	7.2	0.3	11.3
Cash, cash equivalents and restricted cash at the end of the period		24.2	4.1	24.2	4.1

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Cash Flows
(In $ millions except share and per share data)

Supplementary disclosure of cash flow information
Non-cash additions in respect of newbuildings		(13.8)	—	(13.8)	—
Issuance of liabilities for newbuilding installments	10	13.8	—	13.8	—
Interest paid, net of capitalized interest		(2.8)	(0.3)	(4.3)	(0.6)

(In $ millions)	June 30, 2023	December 31, 2022	June 30, 2022	December 31, 2021
Cash and cash equivalents	24.2	0.3	4.1	11.3
Total cash and cash equivalents and restricted cash	24.2	0.3	4.1	11.3

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Changes in Equity
(In $ millions except share data)

	Number of outstanding shares	Common shares	Additional paid in capital	Accumulated deficit	Total equity
Balance as at December 31, 2021	32,152,857	32.2	60.7	(1.0)	91.9
Share-based compensation		—	0.1	—	0.1
Total comprehensive loss		—	—	(0.4)	(0.4)
Balance as at March 31, 2022	32,152,857	32.2	60.8	(1.4)	91.6
Share-based compensation		—	0.1	—	0.1
Total comprehensive loss		—	—	(0.6)	(0.6)
Balance as at June 30, 2022	32,152,857	32.2	60.9	(2.0)	91.1

	Number of outstanding shares	Common shares	Additional paid in capital	Accumulated deficit	Total equity
Balance as at December 31, 2022	32,152,857	32.2	61.1	(3.0)	90.3
Share based compensation		—	0.2	—	0.2
Total comprehensive loss		—	—	—	—
Balance as at March 31, 2023	32,152,857	32.2	61.3	(3.0)	90.5
Issuance of common shares	8,630,000	8.6	41.4	—	50.0
Equity issuance costs		—	(5.1)	—	(5.1)
Share based compensation		—	0.1	—	0.1
Total comprehensive loss		—	—	(1.1)	(1.1)
Balance as at June 30, 2023	40,782,857	40.8	97.7	(4.1)	134.4

See accompanying notes that are an integral part of these Unaudited Consolidated Financial Statements

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

Note 1 - General Information

Himalaya Shipping Ltd. was incorporated in Bermuda on March 17, 2023. We are listed on the New York Stock Exchange under the ticker HSHP and the Euronext Expand, operated by the Oslo Stock Exchange, under the ticker HSHP. Himalaya Shipping Ltd. was founded for the purpose of owning high-quality Newcastlemax dry bulk vessels in the range of 210,000 dead weight tonnes (“dwt”) which are or will be equipped with the latest generation dual fuel LNG technology. As of June 30, 2023, we have a total of four vessels in operation and have agreements to acquire eight dual fueled Newcastlemax dry bulk vessels, which are under construction. The eight vessels under construction are expected to be delivered by July 2024, one of which was delivered in July 2023. The Company has entered into sale leaseback financing arrangements for its vessels and newbuildings which are described in note 12.

As used herein, and unless otherwise required by the context, the term “Himalaya Shipping” refers to Himalaya Shipping Ltd. and the terms “Company”, “we”, “Group”, “our” and words of similar import refer to Himalaya Shipping and its consolidated companies. The use herein of such terms as “group”, “organization”, “we”, “us”, “our” and “its” or references to specific entities, is not intended to be a precise description of corporate relationships.

Going Concern

The unaudited consolidated financial statements have been prepared on a going concern basis.

The Company previously concluded in its Financial Statements for the period ending December 31, 2022, that a substantial doubt existed over the Company’s ability to continue as a going concern due to its dependence on debt and equity financing to finance the scrubber installation under the current newbuilding contracts for the vessels and working capital requirements. In April 2023, the Company, in an initial public offering, issued 8,630,000 common shares (including 910,000 shares in the subsequent exercise of the over-allotment option) at $5.80 per share which generated net proceeds of $44.9 million. Also, additional financing under the existing sale and leaseback arrangement with AVIC was obtained to finance the scrubber installation on the first four vessels. We expect that the net proceeds from the Company’s Initial Public Offering in the U.S. in April 2023 (the “IPO”) will enable the Company to finance working capital requirements and the scrubber installation on the remaining eight vessels. We believe the prior conclusion on March 30, 2023 of substantial doubt over going concern has been alleviated.

As of June 30, 2023, the Company has cash and cash equivalents of $24.2 million and working capital of $10.7 million. In addition, the Company has $15.0 million available to drawdown under the Drew revolving credit facility.

We believe that we will have sufficient resources to satisfy our obligations in the ordinary course of business for the 12-month period from the date these Unaudited Consolidated Financial Statements were issued. We have performed stress testing with respect to our forecasted cash positions under various scenarios, and accordingly are confident in our ability to meet our obligations as and when they fall due.

Note 2 - Basis of Preparation and Accounting Policies

Basis of preparation

The unaudited consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited consolidated financial statements do not include all of the disclosures required under U.S. GAAP in the annual consolidated financial statements, and should be read in conjunction with our audited annual financial statements for the year ended December 31, 2022, which are included in our Registration Statement on Form F-1/A, filed with the U.S. Securities and Exchange Commission on March 30, 2023. The Unaudited Consolidated Balance Sheet data for December 31, 2022 was derived from our audited annual financial statements. The amounts are presented in millions of United States dollars ("U.S. dollar" or "$"), unless otherwise stated. The financial statements have been prepared on a going concern basis and in management's opinion, the accompanying unaudited consolidated financial statements contain all adjustments, consisting of only

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
normal recurring adjustments, necessary for a fair statement of its financial position as of June 30, 2023, and its results of operations and cash flows for the three months and six months ended June 30, 2023, and 2022.

Significant accounting policies

The accounting policies adopted in the preparation of the Unaudited Consolidated Financial Statements for the six months ended June 30, 2023 are consistent with those followed in preparation of our annual audited consolidated financial statements for the year ended December 31, 2022.

The Company adopted the following accounting policies following the delivery of the vessels and commencement of their operation:

Lease accounting

When a contract contains a lease, which is assessed at inception, we make an assessment of the lease classification criteria of ASC 842 Leases. An agreement will be classified as a sales-type lease for a lessor (or a finance lease for a lessee) if any of the following conditions are met at lease commencement:

•ownership of the asset is transferred at the end of the lease term;
•the contract contains an option to purchase the asset which is reasonably certain to be exercised;
•the lease term is for a major part of the remaining useful life of the contract, although contracts entered into the last 25% of the underlying asset’s useful life are not subject to this criterion;
•the present value of the lease payments and any residual value guarantees present represent substantially all of the fair value of the underlying asset; and
•the asset is heavily customized such that it could not be used for another use at the end of the term.

If none of these criteria are met for a lessor, the lease will be classified as a direct financing lease (if the present value of the sum of the lease payments and any residual value guarantee present equals or exceeds substantially all of the fair value of the underlying asset and it is probable that the lessor will collect lease payments and any residual value guarantee), or an operating lease. If none of these criteria are met for a lessee, the lease will be classified as an operating lease.

The lease term is assessed at lease commencement. The existence of any purchase options, extension options, termination options and residual value guarantees, if any are disclosed. Agreements which include extension options are included in the lease term if we believe they are reasonably certain to be exercised by the lessee. Agreements which contain purchase options and termination options are included in the lease term if we believe they are reasonably certain to not be exercised by the lessee. An extension option or a termination option is included in the lease term if the exercise of the option is controlled by the lessor. The determination of whether options are reasonably certain considers whether the option creates an economic incentive.

•Lessor accounting

Generally, lease accounting commences when the asset is made available to the counterparty, however, where a contract contains specific acceptance testing conditions, lease accounting will not commence until the asset has successfully passed the acceptance tests. We assess a lease under the modification guidance when there is a change to the terms and conditions of the contract that results in a change in the scope or the consideration of the lease.

For operating leases, costs directly associated with the execution of the lease or costs incurred after lease inception (the execution of the contract) but prior to the commencement of the lease that directly relates to preparing the asset for the contract (for example bunker costs), are capitalized and amortized to the consolidated statement of income over the lease term. We also defer upfront net revenue payments (for example positioning fees) for operating leases to the consolidated balance sheet and amortize to the consolidated statement of income over the lease term. Fixed revenue from operating leases is accounted for on a straight-line basis over the life of the lease; while variable revenue is accounted for as incurred in the relevant period. Fixed revenue includes fixed payments and variable

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
payments based on a rate or index. For our operating leases, we elect the practical expedient which allows the Company to treat the lease and non-lease components as a single lease component for the leases where the timing and pattern of transfer for the non-lease component and the associated lease component to the lessees are the same and the lease component, if accounted for separately, would be classified as an operating lease.

•Time charter agreements

Revenues include minimum lease payments under time charters. Revenues generated from time charters, which we generally classify as operating leases, are recorded over the term of the charter as service is provided. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period.

Under time charters, voyage expenses are generally paid by our customers. Voyage related expenses, principally fuel, may also be incurred when positioning or repositioning the vessel before or after the period of time charter and during periods when the vessel is not under charter or is off-hire, for example when the vessel is undergoing repairs. These expenses are recognized as incurred.

Vessel operating expenses, which are recognized when incurred, include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and third-party management fees. Bunkers consumption represents mainly bunkers consumed during unemployment and off-hire.

Vessels and equipment
Vessels and equipment are stated at cost less accumulated depreciation. The cost of vessels and equipment, less the estimated residual values, is depreciated on a straight-line basis over the assets’ remaining useful economic lives. Management estimates the residual values of our vessels based on historical 10-year scrap steel index prices multiplied by the weight of the ship noted in lightweight ton. Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Vessel useful life applied in depreciation is 25 years.

Refurbishment costs incurred during the period are capitalized as part of vessels and equipment and depreciated over the vessels’ remaining useful economic lives. Refurbishment costs are costs that appreciably increase the capacity or improve the efficiency or safety of vessels and equipment.

Drydocking expenditures are recognized as assets in the consolidated balance sheet when incurred and amortized over the period until the next anticipated drydocking. When a vessel is disposed of, any unamortized drydocking expenditure is charged against income in the period of disposal.

Cost of new equipment or expenditures for modifications to the vessel which enhance or increase the operational efficiency and functionality of the vessel are capitalized and depreciated over the remaining useful life of the vessel. Expenditures of a routine repairs and maintenance nature that do not improve the operating efficiency or extend the useful lives of the vessels are expensed as incurred.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In determining whether any indicators of impairment on the vessels existed, we consider estimates in respect of residual value, charter rates, vessel operating expenses and drydocking requirements.

A significant input used in determining the fair value of debt is an appropriate discount rate.

Note 3 - Recently Issued Accounting Standards

Adoption of new accounting standards
In March 2020, the FASB issued ASU 2020-04 (ASC 848 Reference Rate Reform), which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. In January 2021, the FASB issued ASU 2021-01, which clarified the scope of Topic 848 in relation to derivative instruments and contract modifications. The amendments in these updates are elective and apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in these updates are effective for all entities as of March 12, 2020 through December 31, 2022. The Company has agreed to use SOFR as an alternative reference rate with its counterparties from July 1, 2023. We have taken advantage of the expedients and exceptions for applying GAAP provided by the updates to the extent reference rates were replaced with alternative reference rates The Company has previously determined that reference rate reforms will potentially impact any outstanding amount under the revolving credit facility to which it is a party.The revolving credit facility contains a clause allowing the parties to agree on a reference rate to replace LIBOR following its discontinuation. There are no amounts outstanding under the revolving credit facility as of June 30, 2023.

Accounting pronouncements that have been issued but not yet adopted

There were no recent accounting standards that have been issued but not yet adopted as of June 30, 2023 that are applicable to the Company.

Note 4 - Segment

Our chief operating decision maker, or the CODM, being our Board of Directors, measures performance based on our overall return to shareholders based on consolidated net income. The CODM does not review a measure of operating result at a lower level than the consolidated Group and we only have one reportable segment.

Note 5 - Income Taxes

Bermuda
Himalaya Shipping Ltd. is incorporated in Bermuda. Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. Himalaya Shipping Ltd. has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until March 31, 2035.

Liberia
The vessel owning companies are not subject to tax on international shipping income.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

Note 6 - Earnings Per Share

The computation of basic loss per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS does not include the effect of the assumed conversion of potentially dilutive instruments which are 620,000 share options outstanding as at June 30, 2023 as these are deemed to have an anti-dilutive effect on our EPS.

(In $ millions except shares and per share data)	Three months ended June 30, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
Basic and diluted loss per share	(0.03)	(0.02)	(0.03)	(0.03)

Net loss	(1.1)	(0.6)	(1.1)	(1.0)
Issued common shares at the end of the period	40,782,857	32,152,857	40,782,857	32,152,857
Weighted average number of shares outstanding for the period, basic and diluted	40,123,516	32,152,857	36,160,205	32,152,857

Note 7 - Interest Expense

	Three months ended June 30, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022

Interest expense, gross	4.7	0.3	6.7	0.4
Capitalized interest on newbuildings	(2.1)	(0.3)	(3.8)	(0.4)
Interest expense, net	2.6	0.0	2.9	0.0

Note 8 - Operating Leases

Rental income

The components of operating lease income are as follows:

	Three months ended June 30, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022

Time charter revenues	6.7	—	8.2	—

Time charter revenues on our index-linked charters amounted to $4.8 million in the six months ended June 30, 2023.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
Note 9 - Other current assets

Other current assets comprises of:

	June 30, 2023	December 31, 2022
(In $ millions)
Prepaid interest	2.5	0.4
Other prepaid expenses	1.6	0.1
Prepaid listing costs	—	0.9
Inventory	0.6	—
Other current assets	0.2	—
Total	4.9	1.4

Prepaid interest pertains to interest paid in advance for "Mount Norefjell”, “Mount Ita”, “Mount Etna” and “Mount Blanc”. These vessels were delivered during the six months ended June 30, 2023 and bareboat payments on the lease were paid in advance.

Other prepaid expenses are comprised primarily of prepaid insurance on the four delivered vessels ”Mount Norefjell”, “Mount Ita”, “Mount Etna” and “Mount Blanc” and Directors and Officers Liability insurance.

As a result of the IPO in April 2023, prepaid listing costs have been netted off against the proceeds from the offering and recognized under additional paid-in capital.

Note 10 - Newbuildings

The table below sets forth the carrying value of our newbuildings:

	Six months ended	Year ended
	June 30, 2023	December 31, 2022
(In $ millions)
Opening balance	176.1	83.5
Installment payments (1)	247.6	88.6
Capitalized interest	3.8	1.8
Other capitalized costs (2)	5.3	2.2
Reclassification to Vessels and equipment (3)	(289.2)	—
Total	143.6	176.1

(1) Installment payments in the six month period ended June 30, 2023 include $34.3 million for the third or fourth installments to New Times Shipyard for newbuildings “Mount Neblina”, “Mount Bandeira”, “Mount Hua”, “Mount Elbrus”, and “Mount Denali”, and $199.5 million for the fifth and sixth installments net of address commissions to New Times Shipyard for newbuildings “Mount Norefjell”, “Mount Ita”, “Mount Etna” and “Mount Blanc”. Steel cutting was performed on the “Mount Aconcagua” and “Mount Emai” in the six months ended June 30, 2023, thus, related installment was recognized as an asset as of June 30, 2023. A liability to the shipyard of $13.8 million was unpaid as of June 30, 2023 and reported under “Other non-current liabilities” in the Consolidated Balance Sheet as the installment due will be financed by CCBFL as part of pre-delivery financing. The Company drew down $13.8 million in July 2023 to settle the liability to the shipyard.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
The Company has drawn $247.6 million and $74.9 million in the six month periods ended June 30, 2023 and 2022, respectively, on the sale leaseback financing to fund these installments and the installment payments were made by AVIC, CCBFL and Jiangsu (as these terms are defined in Note 12) on behalf of the Company. In December 2022, the Company agreed with New Times Shipyard to defer payments of the third installment on newbuildings “Mount Hua” and “Mount Bandeira” of $13.7 million from December 2022 to March 2023. These deferred amounts were paid in March 2023 following the novation of the sale leaseback agreements relating to “Mount Bandeira” and “Mount Hua” from CCBFL to Jiangsu and subsequent drawdown on the pre-delivery financing.

(2) Other capitalized costs includes direct costs associated with the supervision of our newbuilding program.

(3) "Mount Norefjell”, “Mount Ita”, “Mount Etna” and “Mount Blanc” were delivered in the six months ended June 30, 2023 and their corresponding costs were reclassified to Vessels and equipment.

The remaining contracted installments as of June 30, 2023, payable on delivery to New Times Shipyard, are approximately $441.5. See Note 14 - Commitments and Contingencies.

Note 11 - Vessels and Equipment, net

Vessels and Equipment
(In $ millions)
Cost
As of January 1, 2023	—
Additions	289.2
As of June 30, 2023	289.2

Vessel and Equipment
(In $ millions)
Depreciation and Amortization
As of January 1, 2023	—
Charge for the period	(2.4)
As of June 30, 2023	(2.4)

Net book value as of June 30, 2023	286.8

The table below shows the dates the vessels were delivered to the Company:

Vessel	Delivery Date
Mount Norefjell	March 2, 2023
Mount Ita	March 9, 2023
Mount Etna	April 13, 2023
Mount Blanc	May 31, 2023

During the six months ended June 30, 2023, we considered whether indicators of impairment existed that could indicate that the carrying amounts of our vessels may not be recoverable as of June 30, 2023 and concluded that no such events have occurred. We will continue to monitor developments in the markets in which we operate for indications that the carrying values of our long-lived assets are not recoverable.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

Note 12 - Debt

	June 30, 2023	December 31, 2022
(In $ millions)

Total debt, net of deferred finance charges	305.9	67.5
Less: Current portion of long-term debt	13.0	7.0
Long-term debt	292.9	60.5

	June 30, 2023	December 31, 2022
(In $ millions)
Other long-term debt
Vessel financing (Mount Norefjell)	62.5	13.6
Vessel financing (Mount Ita)	62.5	13.6
Vessel financing (Mount Etna)	63.0	13.6
Vessel financing (Mount Blanc)	62.8	13.6
Vessel financing (Mount Matterhorn)	13.7	13.7
Vessel financing (Mount Neblina)	13.7	6.8
Vessel financing (Mount Hua)	13.7	—
Vessel financing (Mount Bandeira)	13.7	—
Vessel financing (Mount Elbrus)	6.9	—
Vessel financing (Mount Denali)	6.9	—
Total long-term debt, gross	319.4	74.9
Less: Deferred finance charges	(13.5)	(7.4)
Total debt, net of deferred financing charges	305.9	67.5

The outstanding debt, gross of deferred finance charges, as of June 30, 2023, is repayable as follows:

Year ending December 31
(In $millions)
2023 (6 months)	5.8
2024*	19.8
2025	23.5
2026	22.4
2027	20.9
Thereafter	227.0
Total	319.4
Deferred finance charges	(13.5)
Total debt, net of deferred financial charges	305.9

*$8.5 million repayable in the six months ended June 30, 2024.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
AVIC International Leasing Co., Ltd. (“AVIC”) – Sale leaseback financing arrangements

The Company has entered into sale leaseback transactions accounted for as financing transactions. In February 2022, the Company entered into sale leaseback arrangements with AVIC for the first four newbuildings “Mount Norefjell”, “Mount Ita”, “Mount Etna”, and “Mount Blanc” which have been delivered from New Times Shipyard. Pursuant to the lease financing, Himalaya Shipping received pre-delivery financing at a fixed interest rate of 5% per annum for the third and fourth pre-delivery installments ($6.8 million paid for each of the third and fourth installments). As security for the pre-delivery financing, the Company entered into an agreement to assign in favor of AVIC the first four newbuilding contracts (Carrying value of Newbuildings financed by AVIC was $84.8 million as of December 31, 2022) and the related refund guarantees, as well as a parent company guarantee from the Company, share pledges over the related subsidiaries, and account pledges over the related subsidiaries’ bank accounts. Upon delivery of the relevant vessels from New Times Shipyard, the vessels were sold to companies owned and designated by AVIC. The vessels were delivered in the six months period ended June 30, 2023 and chartered back on seven-year bareboat charters which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is at a price of $56.9 million and then declining to $47.2 million after year 7.

In February 2023, the sale leaseback agreements for the first four newbuildings were amended whereby AVIC has agreed to finance 90% of the sixth installments on the newbuilding contracts or $2.2 million for each vessel relating to the cost of installing scrubbers on each vessel. This is repayable in advance in 12 quarterly installments of $180,000 for each vessel, together with interest calculated as: a) LIBOR plus a margin of 4.5% for the period until June 30, 2023; and b) Overnight SOFR plus a margin of 4.5% and credit adjustment spread of 0.26161% from July 1, 2023.

Under the relevant financing agreements, payment of dividends or making of other distributions from each relevant subsidiary to the Company will only be allowed if immediately following such payment or distribution there will be maintained in the bank account an amount no less than the higher of (a) $3.6 million and (b) the aggregate of the hire and the operating expenses for the vessel that are payable within the next six months.

The fixed price purchase options and a cash penalty of $25.0 million per vessel for not exercising any of the purchase options under the sale leaseback transaction results in a failed sale leaseback and the transaction is accounted for as a financing transaction.

In the six months ended June 30, 2023, the Company has drawn $200.0 million (in 2022: $27.2 million) on the financing to pay scheduled delivery installments for the first four newbuildings. Carrying value of Vessels and equipment financed by AVIC is $286.8 million as of June 30, 2023. The balance under the facility was $250.8 million and $54.4 million as of June 30, 2023 and December 31, 2022, respectively.

CCB Financial Leasing Co., Ltd. (“CCBFL”) – Sale leaseback financing arrangements

In April 2022, the Company entered into sale leaseback arrangements with CCBFL for newbuildings “Mount Matterhorn”, “Mount Neblina”, “Mount Bandeira”, “Mount Hua”, “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai” to be delivered from New Times Shipyard. Pursuant to the lease financing, CCBFL is to provide pre-delivery financing at a fixed interest rate of 5% per annum for the third and fourth pre-delivery installments ($6.8 million and $6.9 million) to be paid for each of the third and fourth installment for newbuildings “Mount Matterhorn”, “Mount Neblina”, “Mount Bandeira”, “Mount Hua” and “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”, respectively. As security for the pre-delivery financing, the Company has entered into an agreement to assign in favor of CCBFL the first four newbuilding contracts and the related refund guarantees, as well as a parent company guarantee from the Company, share pledges over the related subsidiaries, and account pledges over the related subsidiaries’ bank accounts. Upon delivery of the relevant vessels from New Times Shipyard, the vessels will be sold to companies owned and designated by CCBFL. The financing amount for each of the vessels to be delivered is the lower of 90% of the newbuilding contract price and $63.0 million. The vessels will be chartered back on seven-year bareboat charters which include purchase options each year from year 3

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
until the end of the bareboat period. The first purchase option in year 3 is $56.0 million declining to $46.0 million after year 7.

The fixed price purchase options under the sale leaseback transaction results in a failed sale leaseback and the transaction is accounted for as a financing transaction.

During the six month period ended June 30, 2023, the Company has drawn $20.6 million (2022: $6.8 million) on the financing to pay scheduled pre-delivery installments. The balance under the facility was $41.2 million and $20.5 million as of June 30, 2023 and December 31, 2022, respectively. Carrying value of Newbuildings financed by CCBFL is $101.1 million and $91.3 million as of June 30, 2023 and December 31, 2022, respectively.

Each subsidiary under the CCBFL sale leaseback arrangement shall procure that at any time during the period from the date falling 180 days from the delivery of each newbuilding, there is maintained in the bank account an amount not less than the bareboat hire that will accrue within the next three months which amounts to approximately $1.5 million.

Jiangsu Financial Leasing Co. Ltd (“Jiangsu”) – Sale leaseback financing

In December 2022, the Company, CCBFL and Jiangsu entered into novation and assignment agreements to transfer and assign all of CCBFL’s rights and obligations to Jiangsu under the corresponding sale leaseback arrangements for newbuildings “Mount Bandeira” and “Mount Hua”. The novation has been accounted for as a debt extinguishment. The transfer was effective in March 2023. The terms under the sale leaseback arrangements remain unchanged. The vessels will be chartered back on seven-year bareboat charters which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is $56.0 million declining to $46.0 million after year 7.

The fixed price purchase options under the sale leaseback transaction results in a failed sale leaseback and the transaction is accounted for as a financing transaction.

Following the novations, the Company drew down $27.4 million from Jiangsu for installment payments on the “Mount Hua” and “Mount Bandeira” in the period ended June 30, 2023. The balance under the facility was $27.4 million and $nil as of June 30, 2023 and December 31, 2022, respectively.

The bareboat rate per day under the sale leaseback arrangements is fixed for the bareboat period and the average bareboat rate per day for the sale leaseback arrangements with AVIC, CCBFL and Jiangsu is $16,567. Bareboat payments are paid quarterly in advance under the arrangement with AVIC and quarterly in arrears under the arrangements with CCBFL and Jiangsu. The Company has classified the estimated amortization of the bareboat payments due within twelve months from June 30, 2023 as “Current portion of long-term debt” on the “Consolidated Balance sheet”.

Drew Holdings Limited. (“Drew”) – Revolving Credit facility

In December 2022, the Company drew $1.0 million on the Revolving Credit Facility with Drew, which is a significant shareholder in the Company. The amount is recorded as “Amounts due to related parties” in the Consolidated Balance Sheets, see Note 15. This amount has been fully repaid in in the six month period ended June 30, 2023. As of June 30, 2023, the Company has $15.0 million available to drawdown from this facility.

DNB Bridge Facility

In March 2023, the Company entered into an unsecured Bridge Facility with DNB Markets as arranger and DNB Bank ASA as lender and agent for a maximum amount of $15.0 million for general corporate purposes with a maturity date on September 1, 2023. Amounts outstanding under the Bridge Facility bear interest at SOFR plus a margin of 6% per annum. The Company drew down $7.5 million in March 2023 which it fully repaid in April 2023 from the proceeds of the IPO. Subsequently, the Bridge Facility was terminated in April 2023.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

Note 13 - Financial Instruments

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair values as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying value and estimated fair value of our financial instruments as at June 30, 2023 and December 31, 2022 were as follows:

		June 30, 2023		December 31, 2022
(In $ millions)	Hierarchy	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents (1)	Level 1	24.2	24.2	0.3	0.3
Trade accounts receivable (2)	Level 1	0.3	0.3	—	—
Liabilities
Trade accounts payable (2)	Level 1	2.8	2.8	14.9	14.9
Current portion of long-term debt (3)(4)	Level 2	14.3	14.3	7.0	7.0
Related party liabilities - current	Level 1	—	—	2.7	2.7
Long-term debt (3)(4)	Level 2	290.9	305.1	66.9	67.9
Related party liabilities - non-current	Level 1	—	—	1.0	1.0

(1) All demand and time deposits and highly liquid, low risk investments with original maturities of three months or less at the date of purchase are considered equivalent to cash. Thus, carrying value is a reasonable estimate of fair value.
(2) The carrying value of trade accounts receivable and trade accounts payable approximate fair values because of the near term maturity of these instruments.
(3) Fair value of current portion of long-term debt and long-term debt have been corroborated using discounted cash flow model and market interest rate as of June 30, 2023.
(4) Our debt obligations are recorded at amortized cost in the Consolidated Balance Sheets. The amounts presented in the table are gross of deferred financing charges amounting to $13.5 million and $7.4 million at June 30, 2023 and December 31, 2022, respectively.

Note 14 - Commitments and Contingencies

Assets pledged
	As of June 30, 2023	As of December 31, 2023
In $ millions
Book value of vessels secured against long-term loans	286.8	—
Book value of newbuildings secured against long-term loans	143.6	176.1
Total	430.4	176.1

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
As of June 30, 2023, the Company had eight vessels under construction. In August 2022, the Company entered into agreements with New Times Shipyard to install exhaust gas cleaning systems or “scrubbers” on the eight vessels under construction for a total cost of $19.2 million payable at delivery of the vessels.

As at June 30, 2023, the outstanding commitments under the eight newbuilding contracts, including the installation of the exhaust gas cleaning systems are as follows:

2023	130.7
2024	310.8
Total	441.5
Of the above amount, $422.1 million will be funded by CCBFL and Jiangsu under the sale and leaseback arrangements.

Note 15 - Related Party Transactions

Drew and Magni Partners (Bermuda) Ltd.(“Magni”)

Drew is considered a related party due to its significant ownership in the Company and Magni is considered a related party since it is an affiliate of Drew. As of June 30, 2023, Drew holds 38.75% of the Company’s outstanding common shares.

In March 2022, the Company entered into a $15.0 million revolving credit facility agreement with Magni. The facility was an unsecured revolving credit facility, which was interest-bearing at a rate of LIBOR for the applicable interest periods under the facility, plus a margin of 8% p.a. The Magni Facility is available to the Company until December 31, 2023 and must be repaid latest on December 31, 2024. In December 2022, the revolving credit facility was cancelled and a new revolving credit facility with Drew was entered into on the same terms. $1.0 million was drawn on December 19, 2022 and $1.0 million was outstanding as of December 31, 2022. In the six-month period ended June 30, 2023, the Company drew down an additional $1.0 million and subsequently repaid the full outstanding amount of $2.0 million. As of June 30, 2023, the Company has $15.0 million available to drawdown from this facility.

Corporate support agreement

The Company’s incorporator and initial, sole shareholder, Magni has been the key initiator of the Himalaya project and has provided corporate and financial assistance throughout the process, including extensive assistance in connection with obtaining the financing for the installments to date as well as the private placements. The Company has entered into a corporate support agreement with Magni whereby Magni is compensated for its services to the Group since the inception of the Company, and for its key role in identifying and pursuing business opportunities for the Group (the “Corporate Support Agreement”). As Magni indirectly held a controlling interest at the time the Corporate Support Agreement was entered into, the Company has treated the Corporate Support Agreement as a related party agreement. Pursuant to the Corporate Support Agreement, Magni continued to support the Company’s business development through assisting with the pre-financing and post-financing of the Company’s newbuilding program, in finding employment for the vessels, in recruiting suitable individuals to the Company’s organization and with general high-level administrative support. The parties agreed in 2021 that compensation in the amount of $2.7 million which was to be paid by the Company to Magni in four equal tranches.

The tranches were split equally on each of the first four newbuildings delivered from New Times Shipyard in 2023, so that $0.674 million was payable on each such delivery. Such amount equals the address commission received on the first four vessels, which was agreed with the yard before the project opened to external investors.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
As of December 31, 2022, the balance of related party liabilities for services provided since inception of the Company was $2.7 million. Following the delivery of the first four vessels in the six-month period ended June 30, 2023, the total fee of $2.7 million has been paid.

Affinity Shipholdings I LLP and affiliated companies (“Affinity”)

Affinity is considered a related party due to being a principal shareholder. As of June 30, 2023, Affinity holds 10.3% of the Company’s outstanding common shares.

Affinity is the broker between New Times Shipyard and Himalaya Shipping for the twelve newbuilding contracts. No consideration has or will be paid from Himalaya Shipping to Affinity.

Affinity is the broker on the fixed time charter agreement the Company has entered into. Affinity receives 1.25% of the charter hire of $30,000 per day. Amounts paid to Affinity during the six-month period ended June 30, 2023 for the commission on the charter hire was not material.

Note 16 - Equity

The authorized share capital of the Company as of June 30, 2023 and December 31, 2022 is $140,010,000 represented by 140,010,000 authorized common shares of par value $1.00 each.

In April 2023, the Company completed its IPO in the U.S, whereby the Company issued 7,720,000 common shares at an offering price of US $5.80 per common share and subsequently issued an additional 910,000 common shares in a partial exercise of the over-allotment option in May 2023. Net proceeds from the offering amounted to $44.9 million which was used for general corporate purposes, which included funding acquisitions of vessels on order, repayment of indebtedness and funding our working capital needs.

Note 17 - Subsequent Events

The Company has taken delivery of the fifth newbuilding vessel, “Mount Matterhorn”, from New Times Shipyard in July 2023 and the time charter with the charterer commenced shortly thereafter.